Exhibit 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands except ratios)
	(unaudited)
Income before income taxes	$119,531	$264,334	$129,793	$(262,030)	$(828,482)
Add: Fixed charges	63,441	52,581	43,304	46,974	54,213
Add: Amortization of capitalized interest	1,526	1,037	1,353	2,667	1,273
Less: Capitalized Interest	(13,274)	(9,877)	(5,395)	(6,662)	(19,292)

Earnings before fixed charges	$171,224	$308,075	$169,055	$(219,051)	$(792,288)

Fixed Charges:
Interest expense, net of capitalized interest	$49,994	$42,516	$37,706	$40,087	$34,709
Capitalized interest	13,274	9,877	5,395	6,662	19,292
Portion of rental expense representative of an interest factor	173	188	203	225	212

Total fixed charges	$63,441	$52,581	$43,304	$46,974	$54,213

Ratio of earnings to fixed charges	2.7	5.9	3.9	— (1)	— (2)

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $266.0 million.

Earnings for the year ended December 31, 2009 included an impairment write down of $218.9 million.

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $846.5 million.

Earnings for the year ended December 31, 2008 included an impairment write down of $1,182.8 million.